November 3, 2009
Mr. Justin Dobbie
Attorney Advisor
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Green Bankshares, Inc
Form 10-K for fiscal year ended December 31, 2008
Form 10-Q for the period ended June 30, 2009
File Number 001-14289
Dear Mr. Dobbie,
In response to your letter dated October 16, 2009, requesting additional information concerning the above referenced items, Green Bankshares, Inc. (the “Company”) provides the information detailed below:
Form 10-K for the fiscal year ended December 31, 2008
1.	SEC Question/observation:

Please refer to your response to comments 1 and 2 to our August 25, 2009 letter and provide us drafts of your proposed revisions to future filings in response to our comments, as requested in our letter.

Response:

Comment 1, Residential Real Estate Lending Proposed Language to be added on page 2 of the Company’s Form 10-K in Future Filings:

Residential Real Estate Lending: The Company originates traditional one-to-four family, owner occupied, residential mortgage loans secured by property located in the Company’s primary market areas. Further detail on consumer residential real estate lending may be found on page 6 of the Company’s Form 10-K.

Response:

Comment 2, Selected Financial Data, Page 27 Proposed Language in Future Filings
•	Tangible book value per share (Non-GAAP measure, please refer to page 28, Note _, for a reconciliation of non-GAAP financial measures)
•	Return on average common tangible equity (Non-GAAP measure, please refer to page 28, Note _, for a reconciliation of non-GAAP financial measures)
This format will be used for “every” non-GAAP measure throughout all 10-K’s and 10-Q’s and any documents presented to the SEC.
Compensation Discussion and Analysis, page 18 of Definitive Proxy Statement on Schedule 14A
2.	SEC Question/observation:

We note your response to comment 4 in our letter dated August 25, 2009. We also note that the company is required to file any compensatory plan or arrangement in which any of the named executive officers pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K. If the plan or arrangement is not set forth in any formal document, the company is required to file a written description thereof. Based upon the disclosure in the proxy statement, it appears that the company’s Cash Incentive Plan is a compensatory plan or arrangement in which the named executive officers participate. Please file a written description of the Cash Incentive Plan or tell us why you are not required to do so.

Response:

The Company has historically established, through action of the Board of Directors, or the Compensation Committee thereof, performance metrics, which, if achieved, would entitle the named executive officers to receive cash incentive compensation. These performance metrics are not contained in a written plan, but are communicated to the named executive officers after they are established, and, if achieved, payments are made shortly following the completion of the relevant performance period. In future filings the Company will file as an exhibit to the Company’s periodic or current reports, a written description of any such plan or arrangement. As indicated in the proxy statement for the Company’s 2009 annual meeting of shareholders, the Company is a participant in the United States Treasury’s Capital Purchase Program, regulations promulgated pursuant to which prohibit the Company from accruing or making cash incentive payments to named executive officers for so long as the Company has certain obligations to the U.S. Treasury under the program. As a result, the Company has not adopted a cash incentive program, plan or arrangement for the 2010 fiscal year for its named executive officers. The Company believes that the submission of a formal written description of the 2009 cash incentive plan, under which no incentive payments were made to the named executive officers, at this time through amendment to an existing periodic report would be confusing to shareholders given that the performance period has passed and the Company’s participation in the Capital Purchase Program limits the Company’s ability to make such payments. Thus, the Company requests that it be permitted to not file as an exhibit a written description for programs or arrangements for performance periods that have passed. The Company will in the future file written descriptions of such plans and arrangements if adopted.

Form 10-Q for the period ended June 30, 2009
3.	SEC Question/observation:

Please refer to your response to comment 6 to our August 25, 2009 letter and address the following:
•	Please tell us and revise future filings to provide an expanded discussion of the change made to your allowance for loan loss methodology in the first quarter of 2009, including why management believed an apparent improvement in one quarter warranted a change in assumptions for SFAS 5 qualitative factors given the market conditions at that time, identification of the specific factors changed, the changes made to those factors and the quantitative effect of those changes on the provision and the allowance at March 31, 2009.

Response:

The Company did not change its allowance for loan loss methodology in the first quarter of 2009. If our response dated September 4, 2009 implied otherwise, we apologize for the confusion. The methodology has remained constant. The results of the reserve calculation completed for the period ended March 31, 2009 produced a higher level of the loan loss reserve being allocated to impaired loans and a smaller portion of the reserve allocated to FAS 5 loans. This result was driven by the fact that our non-accrual impaired loans increased by $73,637,000 and our FAS 5 loans decreased by the same corresponding amount. In addition, total loan balances decreased by $24,910,000 between December 31, 2008 and March 31, 2009. The combination of these factors produced loan loss reserve allocation results that were directionally consistent with the higher level of impaired loans and lower level of FAS 5 loans. The Company’s observations were more fully confirmed by the review of the events occurring during this time period. At the end of September 2008 the Company’s FAS 5 reserves were 1.40% and increased to 2.12% by year-end 2008. During the first quarter of 2009, the Company experienced a larger level of unexpected recoveries which subsequently appeared that the FAS 5 portion of the reserve was overly aggressive. The resultant loan loss reserve methodology, which has remained unchanged, produced results which indicated that the FAS 5 portion of the reserve was at 1.89% at March 31, 2009, which was consistent with the movements observed between FAS 114 loans and FAS 5 loans.
•	Please tell us and revise future filings to provide an expanded discussion of your policy for obtaining new appraisals on collateral dependent loans, including the frequency of which you acquire an identification of the significant economic factors that would result in more frequent updating of appraisals.

Response:

The Company’s policy requires new appraisals on adversely rated collateral dependent loans to be obtained at least annually. On a quarterly basis, the Company receives a written report from an independent nationally recognized organization which provides updated valuation trends, by price point and by zip code, for each of the major markets in which the Company is conducting business. The information obtained is then used in the Company’s FAS 114 impairment analysis of collateral dependent loans.

The Company will revise future filings to provide this requested expanded discussion.
•	Please tell us and revise your future filing to discuss the extent to which you consider potential declines in collateral value on a quarterly basis for purposes of estimating additional losses incurred on such collateral dependent loans or REO between regular appraisal dates.

Response:

As mentioned in the response above, on a quarterly basis, the Company receives a written report from an independent nationally recognized organization which provides updated valuation trends, by price point and by zip code, for each of the major markets in which the Company is conducting business. The information obtained is then used in the Company’s FAS 114 impairment analysis of collateral dependent loans.

The Company will revise its future filings to provide the requested expanded information.
4.	Noting the significant unrealized loss on other securities and collateralized mortgage obligations in Note 2 to the financial statements, please address the following:
•	Please tell us and revise future filings to provide an expanded discussion of what is included in these categories, including the nature of the underlying assets.

Response:

Included in the table in Note 2, referencing unrealized losses on other securities were two Trust Preferred Stock issues (TRUPs) with a combined market value of $681,000. One issue of the TRUPs is a single issuer, current fair value of $540,000, and is evaluated based upon the strength of the underlying issuer, the other issue is a pooled trust preferred issue (PRETSL) and is evaluated based upon the principal coverage ratio of the security.

Included in the table in Note 2, referencing unrealized losses on collateralized mortgage obligations, were two CMO securities issued by Well Fargo with a current market value of $3,076,000 and an unrealized loss of $1,061,000.

The Company will include an expanded discussion of these categories similar to the above disclosure in future filings.

•	Please provide us with and consider disclosing in future filings a table detailing the following information for these securities: deal name, single-issuer or pooled, class, book value, fair value, unrealized gain/loss, credit ratings, number of banks in issuance, deferrals and defaults as a dollar amount and a percentage of collateral, and excess subordination.

Response:

The Company will include an expanded discussion of these categories similar to the disclosure below in future filings.

“The Company reviews its investment portfolio on a quarterly basis judging each investment for other-than-temporary impairment (“OTTI”). We have determined that it is more likely than not the Company will hold all temporarily impaired investments until recovery occurs. The OTTI analysis focuses on the duration and amount a security is below book value and assesses a calculation for both a credit loss and a non credit loss for each measured security considering the security’s type, performance, underlying collateral, and any current or potential debt rating changes. The OTTI calculation for credit loss is run through the income statement while the non credit loss is reflected in other comprehensive income (“OCI”).

The Company holds a single issue trust preferred security and based upon our analysis a determination that weak regulatory capital ratios coupled with deteriorating credit quality warranted an estimation of the collectability of the future principal and interest of this security. This security is issued by a private bank holding company with limited public information available and therefore based upon limited information have estimated that the likelihood of collecting the security’s principal and interest payments is approximately 50% given the absence of available data. In addition, the security stopped paying and deferred their interest payments beginning in the second quarter of 2009 and we have placed the security on non-accrual. Subsequent to the measurement date, the Federal Reserve made public an enforcement agreement entered into by the private bank holding company and the regulatory agency and will be used to analyze the trust preferred security for the quarter ending December 31, 2009.

The Company valued the security by projecting estimated cash flows given the assumption of collecting approximately 50% of the security’s principal & interest and then discounting the amount back to the present value using a discount rate of 3.50% plus three month LIBOR. As of September 30, 2009, our best estimate for the three month LIBOR over the next twenty-one years (the remaining life of the security) is 3.55%. The entire calculation was based on the OTTI credit loss portion. Due to the illiquid trust preferred market for private issuers a calculation was not estimated for the non credit portion for the security. We will continue to review possibilities for calculating the OTTI non credit portion of the security. The security is currently booked at a fair value of $796 at September 30, 2009 and during the three and nine months ended September 30, 2009 the Company has recognized a write-down of $503 and $732, respectively, through non-interest income representing other-than-temporary impairment on the security.

The Company holds a private label class A21 collateralized mortgage obligation (“CMO”) that was analyzed with multiple stress scenarios using conservative assumptions for underlying collateral defaults, loss severity, and prepayments. The average principle at risk given the stress scenarios was calculated at 7.5%, and then analyzed using the present value of the future cash flows using the fixed rate of the security of 5.5% as the discount rate. The calculation yielded a present value greater than the book value of the security thus resulting in no OTTI.”

The following table presents more detail on selective Company security holdings as of September 30, 2009. These details are listed separately due to the inherent level of risk for OTTI on these securities.

	September 30, 2009
						Present
		Current				Value
		Credit	Book	Fair	Unrealized	Discounted
Description	Cusip#	Rating	Value	Value	Loss	Cash Flow

Collateralized mortgage obligations

Wells Fargo – 2007 – 4 A21	94985RAW2	B3	$2,999	$2,266	$(733)	$3,137
Wells Fargo – 2005 – 5 2A1	94982MAE6	Ba1	1,085	1,010	(75)	1,186

			$4,084	$3,276	$(808)	$4,323

Trust preferred securities
PreTSL IV	74040TAD5	Ca	183	138	(45)	186
MM Community Fund II LTD	55309TAD0	Baa2	1,166	1,164	(2)	N/A
West Tennessee Bancshares, Inc.	956192AA6	N/A	796	796	—	N/A

			$2,145	$2,098	$(47)	$186

The Company will include a table substantially similar to the above table in future filings in conjunction with the narrative as indicated above.
•	Please provide us with a detailed analysis of the securities’ impairment as of December 31, 2008, as of March 31, 2009 and as of June 30, 2009 that identify all available evidence, explains the relative significance of each piece of evidence, and identifying the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment. Specifically tell us if you considered all available evidence, including information received after year-end, affecting the projected cash flows as of the period end.

Response:

The Company provides the following information and detailed analysis for the securities impairment analysis for the requested periods. Based upon the facts and circumstances existing at the time that each impairment analysis was performed, the Company did consider all available evidence, including information received after year end, affecting the projected cash flows as of the period end.

Detailed Securities Analysis as of December 31, 2008:

The entire GreenBank security portfolio was analyzed for other-than-temporary-impairment (OTTI) as of December 31, 2008. The two guidelines used to select each investment for analysis were (1) The market value of the investment was less than book value for the past twelve months and/or (2) The market value of the investment was less than 90% of book value as of the measurement date.

Accounting standard §320-10-35-27 list some indicators to consider when assessing investments for OTTI.
a.	A significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee

b.	A significant adverse change in the regulatory, economic, or technological environment of the investee

c.	A significant adverse change in the general market condition of either the geographic area or the industry in which the investee operates

d.	A bona fide offer to purchase (whether solicited or unsolicited), an offer by the investee to sell, or a completed auction process for the same or similar security for an amount less than the cost of the investment

e.	Factors that raise significant concerns about the investee’s ability to continue as a going concern, such as negative cash flows from operations, working capital deficiencies, or noncompliance with statutory capital requirements or debt covenants.
Security Analysis
1. Wells Fargo CMO Securities (Cusips #94982MAE6 & #94985RAW2)
Wells Fargo (WFC) is one of the best run financial institutions in the country, and the ultimate guarantee of WFC fulfilling its obligation of these securities is not in question. The underlying securities were analyzed for duration and financial performance.

Cusip #94982MAE6: This security was issued in 2005 and has traded above and below book value numerous times throughout the past year, and only recently has the security been valued so poorly. The duration of the temporary impairment has been short and more weight is given to the financial performance of the underlying collateral of the security. The key financial metrics for this security as of December 2008 are the following: (1) Fitch rates the bond at AAA; (2) Loans in bankruptcy 0.00%; (3) Loans delinquent 90+ days 0.83%; (4) The weighted loan-to-value ratio of the security is 68.82%; and (5) The coverage ratio and the breakeven cumulative default % are both at 6.01 and 1.68 compared to projected defaults of 0.77 which indicates the bond is unlikely to experience a cash flow disruption.
The Company does not believe that this security has OTTI due to the short duration in temporary impairment coupled with the financial performance of the security.
Cusip #94985RAW2: This security was issued in 2007 and has traded above and below book value numerous times throughout the past year, and only recently has the security been valued so poorly. The duration of the temporary impairment has been short and more weight is given to the financial performance of the underlying collateral of the security. The key financial metrics for this security as of December 2008 are the following: (1) Fitch rates the bond at AAA; however, Moody has rated it at Ba3. Management believes that the Moody has focused on the coverage ratio of the bond which is lower than 3 (a typical benchmark downgrade), but Fitch has put more weight on the breakeven cumulative default % which indicates that defaults would need to soar from the projected value of 3.45 to 12.91 before the principal and interest of the bond are at risk. Furthermore, it is management’s belief that due to the high breakeven cumulative default % it is unlikely the bond will experience future cash flow disruptions; (2) Loans in bankruptcy 0.20%; (3) Loans delinquent 90+ days 2.31%; (4) The weighted loan-to-value ratio of the security is 71.02%; and (5) Cumulative losses experienced by this security is 0.106%.
The Company does not believe that this security has OTTI due to the short duration in temporary impairment coupled with the financial performance of the security.
2. West Tennessee Bancshares (Cusip# 956192AA6)
The West Tennessee Bancshares’ (WTB) trust preferred security has been valued at less than book value for all of 2008 primarily driven by the illiquid trust preferred market and the performance of the institution. WTB was evaluated for capital adequacy and liquidity risk.
WTB remained a “well capitalized” financial institution as of the third quarter of 2008 while improving their tier one capital ratio from 9.61 in the prior quarter to 9.99 in the current quarter ending September 30, 2008. As long as WTB has adequate capital to deal with an above average NPA ratio the risk of the bank falling below “well capitalized” status is remote. WTB had a liquidity ratio of 12.66% as of the third quarter of 2008 which is well above the peer average which indicates that the liquidity risk and the potential cash flow disruption risk of WTB are minimal.
The Company believes that OTTI does not exist for this security due to WTB’s capital and liquidity levels.

3. Preferred Term PreTSL IV (Cusip# 74040TAD5)
This security is a trust preferred issue that was evaluated for duration and financial performance. The duration of the temporary impairment of the security has lasted more than the past twelve months; however, the market value at the beginning of 2008 was approximately book value. There has not been any indication that the principal or the coupon payments are at risk based on the financial performance of the underlying security. Other key financial metrics of the underlying financial institutions as of June 30, 2008: ROAA 0.50%; ROAE 4.07%; Tier I Risk Based Ratio 9.48%; and Reserves to loans 1.54%.
The Company believes that OTTI does not exist for this security based on the limited remaining duration and the financial performance indicating no disruptions in interest payments are expected.
Detailed Securities Analysis as of March 31, 2009:
The entire GreenBank security portfolio was analyzed for other-than-temporary- impairment (OTTI) as of March 31, 2009. The two guidelines used to select each investment for analysis were (1) The market value of the investment was less than book value for the past twelve months and/or (2) The market value of the investment was less than 90% of book value as of the measurement date.
1. Wells Fargo CMO Securities (Cusips #94982MAE6 & #94985RAW2)
Cusip #94982MAE6: This security was issued in 2005 and has traded above book value as recently as nine months ago. Management believes that the primary risks of a credit loss for this security are the projected default rate for the underlying mortgages and the coverage ratio of the security. As of March 2009 the projected default percentage was 1.82% and the break even default percentage was 1.63% which indicates the possibility of a break in interest payments while the coverage ratio of the security is still very healthy at 2.51.
The Company believes that both the projected default ratio and the coverage ratio should express weaknesses together before a credit loss is recognized; therefore, the Company does not believe a credit loss exists for this security due to the strong coverage ratio and defines strong as anything above 2.00.
Cusip #94985RAW2: This security was issued in 2007 and has traded below book value for at least twelve months. Management believes that the primary risks of a credit loss for this security are the projected default rate for the underlying mortgages and the coverage ratio of the security. As of March 2009 the projected default percentage was 5.09% and the break even default percentage was 13.12% which indicates the low possibility of a break in interest payments while the coverage ratio of the security expressed weakness at 1.52.

The Company believes that both the projected default ratio and the coverage ratio should express weaknesses together before a credit loss is recognized; therefore, the Company does not believe that a credit loss exists for this security due to the strong projected default percentage and defines strong as anything below 75% of the break even default percentage of the security.
2. West Tennessee Bancshares (Cusip# 956192AA6)
The West Tennessee Bancshares’ (WTB) trust preferred security has been valued at less than book value for the past twelve months primarily driven by the illiquid trust preferred market. WTB conducts its primary business through the Bank of Bartlett (BB) which was evaluated for a credit loss centered on analyzing liquidity, capital adequacy, and NPA ratios.
BB had a liquidity ratio of 14.43% as of the fourth quarter of 2008 which is well above the peer average which indicates the liquidity risk and the potential cash flow disruption risk of BB are minimal. BB remained a “well capitalized” financial institution as of the fourth quarter of 2008 while improving their tier one capital ratio from 9.99 in the prior quarter to 10.10 in the current quarter ending December 31, 2008. BB did express a high NPA ratio to loans and REO at 7.96% while also expressing a weak coverage ratio of 1.22%.
The Company believes that a credit loss does not exist for this security due to the remote possibility of bank failure for WTB since the bank has adequate liquidity and capital to meet above average NPA levels.
3. Preferred Term PreTSL IV (Cusip# 74040TAD5)
This security is a pooled trust preferred issue that was evaluated for a credit loss based on the principal coverage ratio for the security. The principal coverage ratio is 137.59% while the trigger ratio is 103% which indicates the possibility of a break in principal is remote. It should also be noted that no additional financial institutions requested interest payment deferrals or defaulted on the debt obligation from the prior quarter.
The Company believes that a credit loss for this security does not exist due to the strong coverage ratio while new interest payment deferrals or debt defaults were unchanged from the prior period.
Detailed Securities Analysis as of June 30, 2009:
1.	Wells Fargo CMO Securities (Cusips #94982MAE6 & #94985RAW2)
Cusip #94982MAE6: This performing security was issued in 2005 and has paid down in principal 6.1% from the prior quarter. Management believes the primary risks for this security are the projected default rate for the underlying mortgages and the coverage ratio of the security. As of June 2009 the projected default percentage was 2.14% and the break even default percentage was 1.61% which indicates the possibility of a break in interest payments based on projections while the coverage ratio of the security is still very healthy at 2.32.

The Company believes that both the projected default ratio and the coverage ratio should express weaknesses together before a credit loss is recognized; therefore, the Company does not believe a non credit loss or a credit loss exists for this security due to the strong coverage ratio whereas management defines strong as anything above 2.00.
Cusip #94985RAW2: This performing security was issued in 2007 and has traded below book value for the past twelve months. Management believes the primary risks for this security are the projected default rate for the underlying mortgages and the coverage ratio of the security. As of June 2009 the projected default percentage was 6.54% and the break even default percentage was 12.76% which indicates the low possibility of a break in interest payments while the coverage ratio of the security expressed weakness at 1.21.
The Company believes that both the projected default ratio and the coverage ratio should express weaknesses together before a credit loss is recognized; therefore, the Company does not believe that a non credit loss or a credit loss exists for this security due to the strong projected default percentage whereas the Company defines strong as anything below 75% of the break even default percentage of the security.
2.	West Tennessee Bancshares (Cusip# 956192AA6)
Assessment
The West Tennessee Bancshares’ (WTB) trust preferred security has been valued at less than book value for the past eighteen months primarily driven by the illiquid trust preferred market and the institution’s financial performance. WTB conducts its primary business through the Bank of Bartlett (BB) which was evaluated for a credit loss broken down by analyzing liquidity, capital adequacy, and non-performing assets (NPA) ratios.
BB had a liquidity ratio of 17.28% as of the first quarter of 2009 which is well above the peer average which indicates the liquidity risk and the potential cash flow disruption risk of BB are minimal.
BB dropped to an “adequately capitalized” financial institution as of the first quarter of 2008 according to their Regulatory Risk Based Capital Ratio of 8.57%. Moreover, Regulatory ratios for Tier 1 Risk-Based Capital and Leverage exceeded the “well capitalized” minimums. The reduction in capital in management’s opinion given the strained economic conditions for West Tennessee financial institutions is relevant in assessing OTTI for this security.
BB did express a high NPA ratio to loans and REO at 11.15% while also expressing a high coverage ratio of 2.30%. Management believes that the NPA level coupled with strained capital is relevant in assessing OTTI.

The Company believes OTTI exists for this security with 100% of the calculation related to a credit loss and 0% related to non credit loss factors.
Market Illiquidity Tested
This security was placed on the market by a Broker to test the illiquidity/liquidity of trust preferred securities for private financial institutions. The security was made available to 14 different sources from June 12th to June 26th with all sources passing on this security without making a bid. The Broker had noted the following reasons for the lack of interest.
(1) 144A Private Placement Issue
(2) Trust Preferred Security
(3) Floating Rate Security
(4) Issue Size ($12 Million)
(5) Company option to defer cash payments for up to 20Qtrs (Preferred)
The Company has deemed the two week placement period with 14 sources as an adequate measurement to support the assertion of the illiquid trust preferred market for privately held financial institutions.
Credit Loss Calculation
The Company elected to calculate the credit loss for this security using the same methodology used for evaluating potential loan impairment. As of the assessment date of June 30, 2009, based upon information received from loan review, the Company rated this security as a risk 7W status which carries an immediate OTTI charge of 15%.
June 30, 2009 book value: $1,526,949.19
OTTI Calculation: 15%
OTTI Charge: $229,042.38
The Company placed this security on watch status and established future OTTI factors to consider on an ongoing basis for either WTB or BB.
1) FDIC cease and desist orders
2) Further significant deterioration in asset quality
3) Deferral or default of security interest payments
4) Significant deterioration in capital
5) Significant deterioration in liquidity

Subsequent Event
The Company notes that on July 3, 2009 it was discovered that WTB elected to defer interest payments on this security. As part of the deferral the interest income will continue to be calculated with full payment expected once the deferral is discontinued. The primary issue in regards to OTTI surrounding the deferral of interest payments relates to the time value of money. The Company believes that in order to calculate a reasonable time period for deferral WTB’s second quarter results need to be used since second quarter performance caused WTB to defer the payments. Since WTB is a private financial institution their Q209 performance will not be available until mid 3Q09, and the Company intends to assess the impact of the deferral at that time.
3.	Preferred Term PreTSL IV (Cusip# 74040TAD5)
This performing security is a pooled trust preferred issue that was based on the principal coverage ratio for the security. The principal coverage ratio is 123.26% while the trigger ratio is 103% which indicates the possibility of a break in principal is remote. It should also be noted that one additional financial institution requested interest payment deferrals or defaulted on the debt obligation from the prior quarter and is reflected in the coverage ratio above.
The Company does not believe a non credit loss or a credit loss for this security exists due to the strong coverage ratio while one new interest payment deferral or debt default did not materially change the ratio.
The Company does not believe that including the above detailed information that it reviews, and has submitted to the Commission, is applicable for summary reporting in the 10-Q.
•	Please tell us and consider disclosing the specific methods used to fair value each major issuance of securities included in these categories. Clarify how you determined that no significant unobservable data was used to determine fair value, which would have resulted in a classification of Level 3 under SFAS 157.
Response:
Please refer to the response provided above.
The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact James E. Adams, the Company’s Chief Financial Officer at (423) 278-3050 or by FAX at (423) 278-3090.

Sincerely,

/s/ Stan Puckett Stan Puckett
Chairman and Chief Executive Officer